Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON REPORTS WHEELER RIVER SUMMER ASSAYS
AHEAD OF RESOURCE ESTIMATE

Toronto, ON – November 27, 2017 Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML) (NYSE MKT: DNN) (NYSE American: DNN) is pleased to report assay results from the 64 drill holes (totalling 29,823 metres) completed as part of the summer 2017 exploration program on the Company’s 60% owned Wheeler River project. The primary objectives of the summer exploration program were to increase the confidence of the Gryphon resource to an indicated level, and to expand the overall size of the estimated resources, ahead of an updated resource estimate scheduled for later in the year and the Pre-Feasibility Study ("PFS") scheduled for 2018.

Highlight assay statistics from the summer 2017 drilling program include:

●
On average, assay grades (“U3O8”) were 39% higher than the previously reported preliminary radiometric probe grades (“eU3O8”) and grade x thickness (GT) values were 34% higher;
●
Of the 64 drill holes completed during the summer program, 58 of the drill holes (91%) intersected significant uranium mineralization (> 0.1% U3O8 over 1.0 metre);
●
Of the 44 drill holes targeting mineralization outside of the current resources estimated for the Gryphon deposit, 38 of these drill holes (86%) intersected significant uranium mineralization (> 0.1% U3O8 over 1.0 metre) with 28 drill holes (64%) intersecting high-grades (> 1.0% U3O8 over 1.0 metre).
●
The 20 drill holes, completed to increase the confidence of the current Gryphon resource to an indicated level, were all significantly mineralized (> 0.1% U3O8 over 1.0 metre), with 16 of these drill holes (80%) intersecting high-grades (> 1.0% U3O8 over 1.0 metre).

Dale Verran, Denison’s Vice President Exploration, commented, “The assay results confirm what has been a phenomenal season of drilling on the Wheeler River property. Results from the final round of definition drilling of the current inferred Gryphon resource did not disappoint and we have been very satisfied with the continuity and grade of the mineralization in comparison with the inferred block model. The summer program was highlighted by the expansion of high-grade within the D series lenses and the discovery and expansion of the E series lenses, both of which are located outside of the current resources estimated for Gryphon. We are looking forward to the independent resource estimate in accordance with NI43-101 in the coming weeks, which will include the results from an additional 141 drill holes completed at Gryphon since the maiden resource estimate in late 2015.”

Highlight results confirmed by assays from the summer drill program include:

●
Continued expansion of high-grade within the D series lenses: During the summer program, a significant lens of high-grade mineralization has been expanded and delineated in all directions amongst the D series lenses by infill and step-out drilling on an approximate 25 x 25 metres spacing. The high-grade lens is interpreted from 29 drill holes (12 drill holes from previous drill programs) and is estimated to measure up to 150 metres along strike, approximately 240 metres along dip, with interpreted true thicknesses between approximately 2 and 20 metres. All D series lens mineralization occurs outside of the current resources estimated for the Gryphon deposit. Highlight summer 2017 assay intersections include:
o
3.5% U3O8 over 8.0 metres (WR-694)
o
6.3% U3O8 over 3.0 metres (WR-621D2)
o
4.7% U3O8 over 3.5 metres (WR-690D2)
o
1.8% U3O8 over 5.5 meters (WR-657D1)
o
6.4% U3O8 over 1.5 metres (WR-621D1)
o
4.3% U3O8 over 2.0 metres (WR-657D3)
o
8.5% U3O8 over 1.0 metres (WR-690D1)
o
5.5% U3O8 over 1.5 metres (WR-638D4)
o
2.8% U3O8 over 2.5 meters (WR-691)

●
Extension of the E series lenses: Mineralization was extended within the E series lenses both at the unconformity and in the underlying upper basement during the summer drill program. The high-grade unconformity and basement lenses are interpreted from 19 drill holes and are estimated to measure up to 80 metres and 350 metres along strike, respectively. The E series lenses also occur outside of the current resources estimated for the Gryphon deposit. Highlight summer 2017 assay intersections include:
o
12.9% U3O8 over 3.0 metres (WR-689D3)  (Unconformity)
o
2.8% U3O8 over 7.0 metres (WR-670D2)   (Unconformity)
o
8.8% U3O8 over 1.5 metres (WR-646D2)   (Upper basement)
o
3.2% U3O8 over 3.0 metres (WR-636D3)  (Upper basement)
o
1.4% U3O8 over 7.5 metres (WR-646D4)   (Upper basement)

●
Continued expansion of the A and B series lenses: Drill holes located approximately 25 metres down-dip and up-dip of the boundaries of the A and B series lenses, as defined by the current resources estimated for the Gryphon deposit, returned significant results with the potential to add additional indicated resources to the Gryphon deposit. Highlight summer 2017 assay intersections include:
o
4.1% U3O8 over 6.5 metres (WR-582D3)  (Gryphon Down Plunge, Up-Dip Area)
o
3.5% U3O8 over 4.5 metres (WR-638D4)  (Gryphon Down Plunge, Up-Dip Area)
o
6.6% U3O8 over 3.0 metres (WR-681D3)  (Gryphon Up Plunge, Down-Dip Area)
o
1.7% U3O8 over 1.5 metres (WR-681AD2) (Gryphon Up Plunge, Down-Dip Area)
o
1.6% U3O8 over 3.5 metres (WR-682D1)  (Gryphon Up Plunge, Down-Dip Area)
o
5.0% U3O8 over 5.5 metres (WR-624D3)  (Gryphon Up Plunge, Up-Dip Area)
o
2.3% U3O8 over 2.0 metres (WR-673D1)  (Gryphon Up Plunge, Up-Dip Area)

●
Completion of the definition drilling program: Definition drilling designed to upgrade the current inferred resources estimated for the Gryphon deposit (A, B and C series lenses), to an indicated level of confidence, has been completed. A total program of 42 drill holes successfully reached their respective targets as part of definition drilling activities carried out through 2016 and 2017. The assay results show good consistency with the inferred grade model. Highlight summer 2017 assay intersections include:

o
2.3 % U3O8 over 18.5 metres (WR-604D1)
o
4.0% U3O8 over 6.0 metres and 5.8% U3O8 over 6.0 metres (WR-692)
o
4.8% U3O8 over 6.0 meters (WR-564D1)
o
1.8% U3O8 over 21.5 metres (WR-572D1)
o
10.8% U3O8 over 4.0 meters (WR-564D3)
o
4.1% U3O8 over 6.5 metres (WR-610D1)

Illustrative Figures and Further Details

A plan map of the Gryphon A, B, C, D and E series lenses is provided in Figure 1. The inset on Figure 1 shows a schematic cross section of the A, B, C, D and E series lenses and their respective inclined longitudinal section windows (as shaded rectangles). Figures 2 to 6 provide inclined longitudinal sections of the Gryphon A, B, C, D and E series lenses respectively. Figure 7 provides a plan map of the mineralization located at, or immediately above, the sub-Athabasca unconformity which forms part of the E series lenses.

The modelled mineralized lenses shown in Figures 1 to 6 are defined using a 0.05% U3O8 grade shell and minimum thickness of two metres, and have been updated only to the extent of the winter 2017 assay results. There is no certainty that the modelled mineralized lenses shown will constitute future mineral resources and they may be subject to modifications based on future interpretations or as further drilling data becomes available.

Further details regarding the Gryphon deposit and the current mineral resource estimates are provided in the NI 43-101 Technical Report for the Wheeler River project titled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada" dated April 8, 2016 with an effective date of March 31, 2016. A copy of this report is available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Sampling and Assay Procedures

The Company currently reports preliminary radiometric equivalent grades ("eU3O8"), derived from a calibrated downhole total gamma probe, during its exploration programs and subsequently reports definitive assay grades following sampling and chemical analysis of the mineralized drill core.

Drill core with anomalous total gamma radioactivity (>300 counts per second) was sampled over 0.5 metre intervals. Sampling is undertaken on site by splitting the core in half, with one half submitted for analysis and the other half retained in the core box for future reference. Uranium assays are performed by the Saskatchewan Research Council ("SRC") Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Core recovery at Gryphon is typically 100% and therefore radiometric equivalent U3O8 grades ("eU3O8") are not required as a substitute for chemical U3O8 assays. In addition to internal checks by SRC Geoanalytical Laboratories, the Company has rigorous quality assurance and quality control ("QAQC") procedures including the insertion of standard reference materials, blanks and field duplicates. The assay data is subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on the assay, QAQC and data verification procedures please see Denison's Annual Information Form dated March 23, 2017 filed under the Company's profile on SEDAR (www.sedar.com).

Assay Results Tables

The following tables provide assay results assay results from the 64 drill holes completed as part of the summer 2017 exploration program on the Wheeler River project. Table 1 provides assay results for drill holes targeting the Gryphon D and E series lenses, Table 2 provides assay results for Gryphon deposit A and B expansion drill holes, and Table 3 provides assay results for Gryphon deposit A, B, C definition drill holes. The corresponding previously announced preliminary radiometric equivalent grades ("eU3O8"), derived from a calibrated downhole total gamma probe, are provided for comparison.

Table 1: Assay results for drill holes targeting the Gryphon D and E series lenses

Section	Drill Hole	From (m)	To (m)	Length (m)5	U3O8 (%)1,2,4	Lens Designation	Previously announced eU3O8 result
5125GP	WR-646D1	558.2	559.2	1.0	0.22	E Series	0.33% / 1 m
	and	587.3	588.8	1.5	1.1	E Series	1% / 1.8 m
	including3	587.3	588.3	1.0	1.4	E Series	1.4% / 1 m
	and	687.1	688.1	1.0	0.34	D Series	0.36% / 1 m
5150GP	WR-621D4	No significant mineralization
	WR-621D5	751.4	752.4	1.0	0.11	D Series	0.11% / 1 m
	WR-646D2	584.5	586.0	1.5	8.8	E Series	4.6% / 1.5 m
	WR-646D3	579.0	580.0	1.0	2.65	E Series	Not probed
	WR-646D3	584.5	587.5	3.0	3.16	E Series	Not probed
	including3	584.5	586.5	2.0	4.48	E Series	Not probed
	WR-646D4	558.0	559.0	1.0	0.19	E Series	0.15% / 1 m
	and	578.5	581.0	2.5	0.22	E Series	0.27% / 1 m
	and	585.5	593.0	7.5	1.4	E Series	1.1% / 7.6 m
	including3	585.5	586.5	1.0	4.5	E Series	3.4% / 1 m
	including3	590.0	591.5	1.5	3.2	E Series	2.1% / 1.5 m
	and	663.2	664.2	1.0	0.20	E Series	Below cut-off
	and	666.8	667.8	1.0	0.13	E Series	0.15% / 1 m
	and	700.2	701.2	1.0	4.9	D Series	4.4% / 1.1 m
	WR-646D5	578.5	579.5	1.0	1.5	E Series	0.97% / 1.2 m
	including3	578.5	579.5	1.0	1.5	E Series	1.1% / 1 m
	and	585.5	586.5	1.0	0.32	E Series	0.14% / 1 m
5175GP	WR-691	602.7	603.7	1.0	0.19	E Series	Below cut-off
	and	639.2	640.7	1.5	0.47	E Series	0.59% / 1 m
	and	713.2	714.2	1.0	0.12	D Series	0.14% / 1 m
	and	786.5	787.5	1.0	0.27	D Series	0.47% / 1 m
	and	789.0	790.5	1.5	0.14	D Series	0.16% / 1.2 m
	and	791.8	794.3	2.5	1.1	D Series	1% / 2.4 m
	including3	793.3	794.3	1.0	2.6	D Series	2.1% / 1 m
	and	796.8	797.8	1.0	0.16	D Series	Below cut-off
	and	802.1	803.1	1.0	0.21	D Series	Below cut-off
	and	805.5	806.5	1.0	0.59	D Series	0.43% / 1 m
	and	811.3	813.8	2.5	2.8	D Series	2.8% / 2.3 m
	including3	811.3	813.3	2.0	3.4	D Series	4.5% / 1.3 m
	and	817.4	818.4	1.0	0.17	D Series	0.12% / 1 m
	WR-694	565.5	566.5	1.0	0.10	E Series	Below cut-off
	and	567.0	568.5	1.5	0.22	E Series	0.11% / 1 m
	and	708.5	709.5	1.0	0.23	D Series	0.27% / 1 m
	and	718.0	726.0	8.0	3.5	D Series	0.62% / 2.7 m
5200GP	WR-621D1	704.0	705.0	1.0	0.10	D Series	Below cut-off
	and	753.9	755.4	1.5	6.4	D Series	3.2% / 2 m
	including3	753.9	754.9	1.0	9.5	D Series	6.1% / 1 m
	and	763.0	764.5	1.5	1.4	D Series	0.62% / 2.5 m
	including3	763.5	764.5	1.0	1.7	D Series	1.2% / 1 m
	WR-621D2	754.0	757.0	3.0	6.3	D Series	3.5% / 3.2 m
	including3	755.0	757.0	2.0	9.1	D Series	4.1% / 2.7 m
	and	764.0	766.5	2.5	0.56	D Series	0.34% / 2.7 m
	WR-621D3	736.5	737.5	1.0	0.18	D Series	0.26% / 1 m
	and	762.2	763.2	1.0	0.31	D Series	0.24% / 1 m
	and	766.0	767.0	1.0	0.22	D Series	0.27% / 1 m
	WR-689D2	545.5	547.5	2.0	0.52	E Series6	0.32% / 1.4 m
	and	564.8	565.8	1.0	0.35	E Series	0.46% / 1 m
	and	675.5	676.5	1.0	0.17	D Series	0.23% / 1 m
	and	680.3	681.3	1.0	1.8	D Series	1% / 1.1 m
	and	687.3	689.3	2.0	1.2	D Series	0.55% / 2.5 m
	Including3	688.3	689.3	1.0	2.1	D Series	1.1% / 1 m
	and	694.1	695.1	1.0	1.3	D Series	1.2% / 1 m
	and	697.7	698.7	1.0	2.3	D Series	2.3% / 1 m
	WR-689D3	549.0	552.0	3.0	12.9	E Series6	5% / 4.7 m
	including3	549.0	551.5	2.5	15.4	E Series6	8.5% / 2.7 m
	and	565.2	566.2	1.0	0.42	D Series	0.2% / 1 m
5225GP	WR-650D1	671.6	672.6	1.0	0.25	A Series	0.3% / 1.1 m
	WR-654D1	722.2	723.2	1.0	0.96	D Series	0.7% / 1.9 m
	and	736.5	737.5	1.0	0.14	D Series	0.12% / 1 m
	and	742.7	744.2	1.5	4.0	D Series	4.3% / 1.2 m
	including3	742.7	743.7	1.0	5.9	D Series	5.1% / 1 m
	and	758.1	759.1	1.0	0.19	D Series	0.18% / 1 m
	WR-690D1	618.5	620.0	1.5	0.25	E Series	0.17% / 1.4 m
	and	695.9	697.9	2.0	0.62	D Series	0.48% / 2 m
	and	718.4	719.4	1.0	4.5	D Series	1.5% / 2 m
	and	724.9	725.9	1.0	8.5	D Series	6.4% / 1 m
	WR-690D2	566.0	567.0	1.0	0.67	E Series	0.9% / 1.5 m
	and	686.8	687.8	1.0	0.85	D Series	0.5% / 1 m
	and	694.5	695.5	1.0	0.16	D Series	0.1% / 1 m
	and	701.0	702.0	1.0	1.1	D Series	0.6% / 1 m
	and	711.5	715.0	3.5	4.7	D Series	3.8% / 3.7 m
	and	718.0	719.0	1.0	1.1	D Series	0.4% / 3.5 m
	and	721.0	722.0	1.0	0.18	D Series	Below cut-off
	WR-690D3	558.7	560.2	1.5	0.95	E Series6	1.2% / 1.4 m
	including3	559.2	560.2	1.0	1.3	E Series	1.6% / 1 m
	and	573.3	574.3	1.0	0.34	E Series	0.75% / 1 m
	and	657.5	658.5	1.0	0.19	D Series	0.12% / 1 m
5250GP	WR-657D1	567.5	568.5	1.0	0.38	E Series	0.22% / 1.5 m
	and	708.8	714.3	5.5	1.8	D Series	2% / 5.2 m
	including3	709.3	712.3	3.0	3.1	D Series	3.1% / 3.1 m
	WR-657D3	561.7	566.2	4.5	0.68	E Series6	0.86% / 2.2 m
	including3	564.7	565.7	1.0	2.6	E Series	1.7% / 1 m
	and	693.7	694.7	1.0	0.55	D Series	0.92% / 1 m
	and	701.6	702.6	1.0	2.7	D Series	2% / 1.3 m
5275GP	WR-657D2	586.5	587.5	1.0	0.29	E Series	0.2% / 1 m
	and	680.8	682.8	2.0	4.3	D Series	1.6% / 2.5 m
	WR-670D2	543.0	550.0	7.0	2.8	E Series6	2.8% / 7 m
	including3	543.5	549.0	5.5	3.4	E Series6	4.3% / 4.3 m
	WR-670D2	569.2	570.2	1.0	1.1	E Series	0.39% / 1 m
	and	618.2	619.2	1.0	0.12	E Series	Below cut-off
	and	681.1	682.1	1.0	0.19	D Series	0.18% / 1 m

Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Intersection interval is composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
3.
Intersection interval is composited above a cut-off grade of 1.0% U3O8.
4.
Composites are compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste.
5.
As the drill holes are oriented steeply toward the northwest the true thickness of both the basement and unconformity mineralization is expected to be approximately 75% of the intersection lengths (the basement mineralization is interpreted to dip moderately to the southeast and the unconformity mineralization is interpreted to be flat-lying).
6.
Unconformity intersection.

Table 2: Assay results for Gryphon deposit A and B expansion drill holes

Section	Drill Hole	From (m)	To (m)	Length (m)5	U3O8 (%)1,2,4	Lens Designation	Previously announced eU3O8 result
4775GP	WR-679D1	No significant mineralization					Below cut-off
4800GP	WR-584BD2	632.8	633.8	1.0	0.22	B Series	0.11% / 1 m
4875GP	WR-580D2	No significant mineralization					Below cut-off
	WR-642D1	No significant mineralization					Below cut-off
4900GP	WR-580D1	613.5	615.0	1.5	0.14	A Series	0.16% / 1.4 m
	WR-681AD1	No significant mineralization					Below cut-off
4925GP	WR-673D1	613.7	615.7	2.0	2.3	A Series	1.1% / 2.9 m
	including3	614.7	615.7	1.0	3.9	A Series	2.8% / 1 m
	and	697.7	698.7	1.0	0.26	C Series	0.28% / 1 m
	WR-681AD2	699.3	700.3	1.0	0.36	A Series	0.26% / 1 m
	and	718.5	720.5	2.0	1.0	A Series	1.3% / 1.6 m
	including3	719.5	720.5	1.0	1.8	A Series	1.9% / 1 m
	and	723.1	724.1	1.0	0.14	A Series	Below cut-off
	and	726.4	727.9	1.5	1.7	A Series	1.7% / 1.6 m
	including3	726.9	727.9	1.0	2.2	A Series	2.2% / 1.1 m
	and	786.1	787.1	1.0	0.44	C Series	0.54% / 1 m
	WR-681D3	702.3	703.3	1.0	0.13	A Series	Below cut-off
	and	705.8	708.8	3.0	0.98	A Series	0.41% / 3.4 m
	including3	705.8	706.8	1.0	1.4	A Series	Merged with interval above
	including3	707.8	708.8	1.0	1.3	A Series	Merged with interval above
	and	713.8	716.8	3.0	6.6	A Series	4% / 3.1 m
	including3	714.8	716.8	2.0	9.6	A Series	6.9% / 1.7 m
	and	724.3	725.3	1.0	0.42	B Series	0.29% / 1 m
	and	781.9	782.9	1.0	0.39	C Series	0.29% / 1 m
4950GP	WR-682D1	759.3	760.3	1.0	0.12	A Series	0.12% / 1 m
	and	762.3	765.8	3.5	1.6	A Series	1.3% / 3.6 m
	including3	763.8	765.3	1.5	3.5	A Series	2.8% / 1.4 m
4975GP	WR-693	No significant mineralization
5000GP	WR-624D3	631.0	632.0	1.0	0.47	A Series	0.2% / 1 m
	and	636.0	640.0	4.0	0.61	A Series	0.54% / 3.8 m
	including3	637.0	638.0	1.0	1.4	A Series	1.3% / 1 m
	and	660.5	666.0	5.5	5.0	B Series	4% / 5.2 m
	including3	663.5	665.5	2.0	12.9	B Series	9.3% / 2.1 m
	and	669.0	670.0	1.0	0.33	B Series	0.28% / 1.1 m
	and	721.0	722.0	1.0	0.52	C Series	0.4% / 1 m
	and	738.5	741.5	3.0	0.95	C Series	0.69% / 2.6 m
5025GP	WR-560D2	675.0	676.0	1.0	0.57	B Series	0.38% / 1 m
	and	728.0	731.0	3.0	0.21	C Series	0.13% / 1.3 m
	and	745.0	746.0	1.0	0.12	C Series	0.16% / 1 m
	WR-560D2	748.0	755.0	7.0	0.75	C Series	0.76% / 6.9 m
	including3	748.0	749.0	1.0	1.4	C Series	1% / 1 m
	including3	750.5	751.5	1.0	2.0	C Series	2% / 1 m
5075GP	WR-568D3	718.0	719.5	1.5	0.14	A Series	Below cut-off
	and	726.0	728.5	2.5	0.14	A Series	0.14% / 1 m
	and	753.0	754.5	1.5	0.76	C Series	0.54% / 1.3 m
5125GP	WR-600D2	724.2	725.7	1.5	0.34	A Series	0.35% / 1.9 m
	and	728.7	729.7	1.0	0.25	B Series	0.2% / 1 m
	and	731.9	733.4	1.5	0.17	B Series	0.12% / 1.2 m
	and	741.0	743.0	2.0	0.21	B Series	0.11% / 2.1 m
5150GP	WR-600D3	710.5	711.5	1.0	0.12	A Series	0.21% / 4.1 m
	and	712.0	715.0	3.0	0.25	A Series	Merged with interval above
	and	719.0	720.0	1.0	0.11	A Series	Below cut-off
	and	721.0	722.0	1.0	0.25	A Series	0.21% / 1 m
	and	729.5	730.5	1.0	0.21	B Series	Below cut-off
	and	732.5	737.0	4.5	0.15	B Series	0.18% / 1.1 m
	and	738.5	739.5	1.0	0.14	B Series	0.16% / 1 m
5175GP	WR-638D1	716.5	717.5	1.0	0.10	A Series	Below cut-off
	and	725.1	726.5	1.4	0.42	A Series	0.22% / 1.8 m
	and	729.0	730.0	1.0	0.32	A Series	0.21% / 1 m
	and	731.4	732.4	1.0	0.11	A Series	Below cut-off
	and	787.5	788.5	1.0	0.410	D Series	0.85% / 1.1 m
5200GP	WR-582D3	742.0	748.5	6.5	4.1	A Series	1.7% / 8.6 m
	and	757.5	758.5	1.0	0.15	A Series	0.16% / 1 m
	and	806.4	807.4	1.0	3.9	D Series	2.3% / 1 m
	WR-638D3	710.5	711.5	1.0	0.25	A Series	0.37% / 1.4 m
	and	716.5	717.5	1.0	0.33	A Series	0.24% / 1 m
	and	766.1	767.1	1.0	0.13	D Series	Below cut-off
	and	771.8	772.8	1.0	0.19	D Series	0.11% / 1 m
	and	776.4	777.4	1.0	0.12	D Series	Below cut-off
	and	778.4	779.4	1.0	0.79	D Series	0.44% / 4.1 m
	and	779.9	780.9	1.0	0.12	D Series	Below cut-off
5225GP	WR-582D4	745.7	749.2	3.5	0.28	A Series	0.24% / 2.3 m
	and	763.6	764.6	1.0	0.11	A Series	0.1% / 1 m
	and	798.7	799.7	1.0	0.47	D Series	0.28% / 1 m
	and	815.0	817.0	2.0	0.68	D Series	0.81% / 1.8 m
	including3	815.5	816.5	1.0	1.1	D Series	1.2% / 1 m
	WR-638D4	710.7	715.2	4.5	3.5	A Series	1.5% / 4.6 m
	including3	712.7	715.2	2.5	5.9	A Series	2.5% / 2.6 m
	including3	772.7	773.7	1.0	1.7	D Series	1.3% / 1 m
	and	773.2	774.7	1.5	1.6	D Series	0.69% / 2.8 m
	and	776.9	777.9	1.0	0.65	D Series	0.46% / 1 m
	and	787.2	788.7	1.5	5.5	D Series	3.3% / 1.8 m
	including3	787.2	788.2	1.0	8.1	D Series	5.1% / 1.1 m

Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Intersection interval is composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
3.
Intersection interval is composited above a cut-off grade of 1.0% U3O8.
4.
Composites are compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste.
5.
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

Table 3: Assay results for Gryphon deposit A, B, C definition drill holes

Section	Drill Hole	From (m)	To (m)	Length (m)5	U3O8 (%)1,2,4	Lens Designation	Previously announced eU3O8 result
4925GP	WR-567D3	665.1	666.1	1.0	0.15	A Series	Below cut-off
	and	681.1	682.1	1.0	0.14	A Series	0.1% / 1 m
	and	690.5	698.5	8.0	1.8	A Series	1.7% / 8 m
	including3	691.0	692.0	1.0	6.1	A Series	7% / 1 m
	including3	695.0	696.0	1.0	6.3	A Series	4.1% / 1 m
	including3	697.5	698.5	1.0	1.4	A Series	1.6% / 1 m
	and	705.7	706.7	1.0	0.25	B Series	0.14% / 2.2 m
	WR-572D2	659.4	660.4	1.0	0.15	A Series	0.41% / 6.2 m
	and	662.9	665.4	2.5	0.44	A Series	Merged with interval above
	and	700.3	701.3	1.0	0.19	B Series	0.55% / 1 m
	and	713.5	714.5	1.0	0.43	C Series	0.25% / 2.6 m
	WR-692	708.5	714.5	6.0	4.0	A Series	2.3% / 6.5 m
	including3	712.0	713.0	1.0	21.3	A Series	11.3% / 1.1 m
	and	738.3	739.3	1.0	1.1	B Series	0.37% / 1 m
	and	741.9	742.9	1.0	0.33	B Series	0.57% / 2.6 m
	and	747.4	753.4	6.0	5.8	B Series	4.1% / 5.9 m
4950GP	WR-572D4	642.3	643.3	1.0	0.97	A Series	0.78% / 1 m
	and	644.8	645.8	1.0	0.10	A Series	0.11% / 1 m
	and	657.5	658.5	1.0	0.28	B Series	0.38% / 1 m
	and	665.9	667.9	2.0	0.44	B Series	0.21% / 1.9 m
	and	707.1	708.1	1.0	0.31	C Series	0.19% / 1 m
4975GP	WR-564D1	694.8	695.8	1.0	0.24	A Series	0.11% / 1 m
	and	702.8	703.8	1.0	0.54	A Series	0.49% / 1 m
	and	711.0	712.0	1.0	1.2	A Series	1.6% / 1.1 m
	and	719.4	726.4	7.0	1.1	A Series	0.92% / 7.6 m
	including3	719.4	720.4	1.0	2.4	A Series	2.7% / 1 m
	including3	723.4	724.4	1.0	4.1	A Series	2.3% / 1 m
	and	731.3	732.8	1.5	0.36	A Series	0.21% / 1.5 m
	and	743.3	749.3	6.0	4.8	B Series	2.3% / 9.3 m
	including3	743.8	744.8	1.0	1.0	B Series	Below cut-off
	including3	746.8	749.3	2.5	10.5	B Series	7.9% / 2.2 m
	and	751.4	752.4	1.0	2.1	B Series	Below cut-off
	and	755.4	756.4	1.0	0.59	B Series	0.3% / 1 m
	WR-572D1	641.5	663.0	21.5	1.8	A Series	1.3% / 21.8 m
	including3	653.0	654.0	1.0	3.7	A Series	2.5% / 1.2 m
	including3	657.5	662.5	5.0	5.9	A Series	3.9% / 5.3 m
	and	686.4	693.9	7.5	0.46	B Series	0.48% / 8.6 m
	including3	690.4	691.4	1.0	1.2	B Series	1.7% / 1 m
	including3	692.9	693.9	1.0	1.1	B Series	1.2% / 1 m
	WR-572D3	644.2	645.2	1.0	0.24	A Series	0.23% / 1.1 m
	and	670.0	671.0	1.0	0.11	B Series	0.17% / 1 m
	WR-624D2	632.8	633.8	1.0	0.26	A Series	0.32% / 1 m
	and	647.8	651.3	3.5	1.1	A Series	1.1% / 3.4 m
	including3	649.8	651.3	1.5	1.9	A Series	2.7% / 1 m
	and	670.0	671.0	1.0	0.39	B Series	0.33% / 1.1 m
	and	677.8	678.8	1.0	0.33	B Series	0.46% / 1.2 m
	and	731.8	733.8	2.0	1.5	C Series	1% / 1.6 m
	including3	732.8	733.8	1.0	2.8	C Series	1.6% / 1 m
5000GP	WR-578D1	707.5	708.5	1.0	0.63	A Series	0.59% / 1 m
	and	722.0	723.0	1.0	0.19	A Series	Below cut-off
	and	758.5	760.0	1.5	3.4	A Series	2.5% / 1.7 m
	including3	759.0	760.0	1.0	4.9	A Series	3.9% / 1 m
	including3	767.5	768.5	1.0	1.1	B Series	Below cut-off
	and	768.0	771.0	3.0	0.43	B Series	0.42% / 1.2 m
	WR-624D1	632.4	633.4	1.0	1.1	A Series	0.79% / 1 m
	and	641.6	642.6	1.0	0.75	A Series	0.31% / 1 m
	and	656.8	657.8	1.0	0.76	A Series	0.83% / 1 m
	and	660.3	661.8	1.5	0.93	A Series	1% / 1.7 m
	including3	660.3	661.3	1.0	1.3	A Series	1.6% / 1 m
	and	666.3	670.3	4.0	0.90	A Series	0.57% / 4.1 m
	including3	667.3	668.3	1.0	2.7	A Series	1.3% / 1 m
	and	694.6	696.6	2.0	0.13	B Series	0.31% / 3.7 m
	and	698.1	700.1	2.0	0.24	B Series	Below cut-off
	and	741.9	745.9	4.0	0.52	C Series	0.56% / 4.5 m
	and	750.1	752.6	2.5	0.28	C Series	0.69% / 2.3 m
	and	801.5	803.5	2.0	0.45	D Series	0.23% / 2.1 m
5025GP	WR-560D1	669.5	672.0	2.5	0.46	A Series	0.39% / 2.8 m
	and	675.0	676.0	1.0	0.18	A Series	0.24% / 1 m
	and	720.6	721.6	1.0	0.62	B Series	0.24% / 1 m
	and	755.5	756.5	1.0	0.11	C Series	Below cut-off
	and	759.5	760.5	1.0	6.8	C Series	3.8% / 1.2 m
	WR-564D2	721.4	722.4	1.0	0.85	A Series	0.37% / 1 m
	and	731.1	732.6	1.5	0.81	A Series	0.38% / 1.7 m
	and	737.3	741.8	4.5	2.3	A Series	1.8% / 3.9 m
	including3	737.3	738.8	1.5	6.4	A Series	3.2% / 2 m
	WR-564D3	708.0	709.0	1.0	0.40	A Series	0.18% / 1 m
	and	718.0	722.0	4.0	10.8	A Series	5.8% / 5.4 m
	including3	719.0	721.5	2.5	17.0	A Series	11% / 2.8 m
	and	742.5	743.5	1.0	0.21	B Series	0.61% / 5.4 m
	and	746.5	747.5	1.0	0.33	B Series	Below cut-off
	and	751.0	752.0	1.0	0.21	B Series	0.16% / 1 m
	and	759.0	764.0	5.0	0.26	C Series	0.3% / 5.2 m
	and	768.5	772.5	4.0	0.61	C Series	0.36% / 1 m
	including3	771.5	772.5	1.0	1.9	C Series	Below cut-off
	WR-568D2	757.0	758.5	1.5	0.18	C Series	0.19% / 2 m
	and	761.5	762.5	1.0	0.11	C Series	Below cut-off
5050GP	WR-571D3	732.4	739.9	7.5	2.6	A Series	2.3% / 6.5 m
	including3	733.9	737.9	4.0	4.8	A Series	3.3% / 4.4 m
	and	741.9	743.4	1.5	0.13	A Series	Below cut-off
	and	744.9	745.9	1.0	0.12	A Series	Below cut-off
	and	761.0	762.0	1.0	7.6	B Series	3.4% / 1.6 m
	and	763.9	764.9	1.0	0.18	B Series	0.12% / 1 m
	and	769.9	770.9	1.0	0.12	C Series	Below cut-off
	and	776.9	777.9	1.0	0.24	C Series	0.25% / 1 m
5075GP	WR-568D1	717.8	718.8	1.0	0.23	A Series	Below cut-off
	and	728.8	734.8	6.0	0.29	A Series	0.17% / 6.1 m
	and	740.8	743.3	2.5	0.46	B Series	0.16% / 4 m
	WR-570D1	747.0	751.5	4.5	1.7	A Series	0.92% / 7.7 m
	including3	748.5	751.5	3.0	2.3	A Series	1.5% / 2.8 m
	and	754.5	755.5	1.0	0.24	A Series	0.13% / 1 m
	and	757.0	758.0	1.0	0.15	B Series	0.1% / 1 m
	and	763.5	764.5	1.0	0.17	B Series	Below cut-off
	and	769.0	775.0	6.0	2.9	B Series	1.9% / 8.4 m
	and	786.5	787.5	1.0	0.22	C Series	0.18% / 1.1 m
	WR-604D1	765.5	767.0	1.5	3.4	A Series	1.2% / 1.5 m
	including3	765.5	766.5	1.0	4.9	A Series	1.7% / 1 m
	and	769.5	770.5	1.0	0.11	A Series	Below cut-off
	including3	771.0	772.0	1.0	3.1	A Series	1.3% / 1.2 m
	and	771.0	789.5	18.5	2.3	A Series	1.2% / 1.5 m
	including3	775.5	776.5	1.0	2.5	A Series	1% / 1 m
	including3	780.0	788.5	8.5	3.8	A Series	3.3% / 7.8 m
	and	792.0	795.5	3.5	0.41	A Series	Merged with interval above
	and	799.0	803.5	4.5	0.49	B Series	1.3% / 2.5 m
	including3	800.0	801.0	1.0	1.2	B Series	1.9% / 1.5 m
	WR-610D1	513.5	515.0	1.5	0.22	A Series	0.24% / 1.2 m
	and	752.1	753.1	1.0	0.11	A Series	0.11% / 1 m
	and	800.9	807.4	6.5	4.1	B Series	3% / 7 m
	including3	801.4	807.4	6.0	4.4	B Series	3.6% / 5.7 m
5100GP	WR-606D3	784.5	788.0	3.5	0.71	A Series	0.32% / 4.3 m
	including3	786.5	787.5	1.0	1.8	A Series	Below cut-off
	and	792.5	806.5	14.0	0.90	B Series	0.63% / 15.2 m
	including3	792.5	797.0	4.5	1.7	B Series	4.3% / 1 m
	including3	799.5	800.5	1.0	3.1	B Series	1.6% / 1 m

Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Intersection interval is composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
3.
Intersection interval is composited above a cut-off grade of 1.0% U3O8.
4.
Composites are compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste.
5.
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

Qualified Persons

Dale Verran, MSc, P.Geo, Pr.Sci.Nat., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101 has reviewed and approved the technical information contained in this release.

About Wheeler River

Wheeler River is the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is a joint venture between Denison (60% and operator), Cameco Corp. (“Cameco”) (30%), and JCU (Canada) Exploration Company Limited (“JCU”) (10%), and is host to the high-grade Gryphon and Phoenix uranium deposits discovered by Denison in 2014 and 2008, respectively. The Gryphon deposit is hosted in basement rock and is currently estimated to contain inferred resources of 43.0 million pounds U3O8 (above a cut-off grade of 0.2% U3O8) based on 834,000 tonnes of mineralization at an average grade of 2.3% U3O8. The Phoenix unconformity deposit is located approximately 3 kilometres to the southeast of Gryphon and is estimated to include indicated resources of 70.2 million pounds U3O8 (above a cut-off grade of 0.8% U3O8) based on 166,000 tonnes of mineralization at an average grade of 19.1% U3O8, and is the highest grade undeveloped known uranium deposit in the world.

On April 4th, 2016, Denison announced the results of a Preliminary Economic Assessment (“PEA”) for the Wheeler River Project, which considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. The PEA returned a base case pre-tax Internal Rate of Return ("IRR") of 20.4% based on the current long term contract price of uranium (US$44.00 per pound U3O8), and Denison's share of estimated initial capital expenditures ("CAPEX") of CAD$336M (CAD$560M on 100% ownership basis). Exploration results from the subsequent drilling programs have not been incorporated into the resource estimate or the PEA. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. On July 19th, 2016 Denison announced the initiation of a Pre-Feasibility Study ("PFS") for the Wheeler River property and the complimentary commencement of an infill drilling program at the Gryphon deposit to bring the inferred resources to an indicated level of confidence.

As previously announced on January 10, 2017, Denison has entered into an agreement with its Wheeler River Joint Venture partners, Cameco and JCU, to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison's interest in the project to up to approximately 66%. Under the terms of the agreement, Cameco will fund 50% of its ordinary 30% share in 2017 and 2018, and JCU is expected to continue to fund its 10% interest in the project.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 60% owned Wheeler River project, which hosts the high-grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 347,000 hectares in the Athabasca Basin region, including 327,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 64.22% interest in the J Zone deposit and Huskie discovery on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: exploration (including drilling) and evaluation activities, plans and objectives; potential mineralization of drill targets; the estimates of Denison's mineral resources and the results of its PEA; plans and objectives with respect to updating its resource estimates and preparing a PFS; and Denison’s percentage in its properties and its plans and agreements with its joint venture partners, as applicable. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 23, 2017 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Plan Map, Gryphon Deposit

Denison Mines

Gryphon Deposit Schematic Cross-Section – Inclined Longitudinal Section Windows
NW
SE
Sub-Athabasca Unconformity
Basal Pegmatite
Quartz Pegmatite Assemblage
Upper Graphite
Lower Graphite
E Series Lenses
E Series Lens Window
A Series Lenses
A Series Lens Window
D Series Lens Window
D Series Lenses
C Series Lenses
B Series Lenses
C Series Lens Window
B Series Lens Window
Note: Lens Window orientation is 015-45SE
0
100m
5300 GP
5200 GP
5100 GP
5000 GP
4900 GP
4800 GP
E Series Lenses
A Series Lenses
B Series Lenses
C Series Lenses
D Series Lenses
WR-695 Shaft Pilot Hole
Lithology at the Unconformity
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Drill Trace
Drill Trace Summer 2017
Summer 2017 Mineralized Pierce Point
Basal Fault
G Fault
Offset Fault
N

Figure 1: Plan map of the northeast plunging Gryphon mineralized lenses projected up to the simplified basement geology at the sub-Athabasca unconformity.

Figure 2: Inclined longitudinal section of the Gryphon A series lenses.

Figure 3: Inclined longitudinal section of the Gryphon B series lenses.

Figure 4: Inclined longitudinal section of the Gryphon C series lenses.

Figure 5: Inclined longitudinal section of the Gryphon D series lenses.

Figure 6: Inclined longitudinal section of the Gryphon E series lenses.

Plan Map, Gryphon E Series Lenses

Denison Mines

WR-670D2
2.8% U_3O_8/7.0 m
WR-657D3
0.68% U_3O_8/4.5 m
WR-661
0.21% U_3O_8/1.0 m
WR-690D3
0.95% U_3O_8/1.5 m
WR-689D3
12.9% U_3O_8/3.0 m
WR-689D2
0.52% U_3O_8/2.0 m
Open
Open
The unconformity target is untested for approximately 1.4 kilometres northeast to the property boundary
G Fault
Offset Fault
50m
Lithology at the Unconformity
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Mineralized Unconformity Pierce Point
Non-Mineralized Unconformity Pierce Point
Current interpreted extent of Unconformity-hosted Mineralization
E Series Basement Mineralization Projected to Unconformity
Note:
• Labelled pierce points have been projected to a horizontal unconformity surface. As the unconformity is irregular in nature and steepens to the northwest, the pierce points are therefore relative to the actual unconformity surface.
• Only unconformity intersections are shown.
• E Series Basement Mineralized Lenses have been projected to a horizontal unconformity surface and therefore occur below unconformity pierce points shown.
• All assay results shown are composited above a cut-off grade of 0.1% U_3O_8. Some drill holes included multiple uranium intersections above this cut-off grade in the respective Lens Series planes. Please refer to assay tables in the accompanying press release for high-grade sub-intervals above the 1.0% U_3O_8 cut-off.
• Drill holes without a alphabetical character prefix posted, have the prefix "WR-", as in WR-607

Figure 7: Plan map of the Gryphon E series lenses (unconformity and upper basement mineralization).